

12010309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 28 2012

REGISTRATIONS BRANCH

SEC FILE NUMBER

8- 65493

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/2011___ AND ENDING___12/31/2011___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HOGAN COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    333 SOUTH 7TH STREET, SUITE 2800

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)		
MINNEAPOLIS,	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    WILLIAM EDWARD HOGAN II, CHIEF COMPLIANCE OFFICER   612-664-0003
                                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd.

(Name – *if individual, state last, first, middle name*)			
2675 Long Lake Road	St. Paul	MN	55113-1117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>WILLIAM EDWARD HOGAN II</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>THE HOGAN COMPANY</u>, as of <u>DECEMBER 31</u>, 20<u>11</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

HARRIET WALTZ
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2013

_____
Signature

WILLIAM EDWARD HOGAN II, CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
(AVAILABLE FOR PUBLIC INSPECTION)

DECEMBER 31, 2011

THE HOGAN COMPANY

CONTENTS



OLSEN THIELEN & CO., LTD.

Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder
The Hogan Company
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of The Hogan Company (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Hogan Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 18, 2012

1

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS:

Cash	$ 24,652
Receivable from Parent Company	3,679
Prepaid Expenses	4,568

TOTAL ASSETS	$ 32,899

LIABILITIES AND SHAREHOLDER'S CAPITAL

LIABILITIES:

Accounts Payable and Accrued Expenses	$ 13,534
Total Liabilities	13,534

SHAREHOLDER'S CAPITAL:

Common Stock, $0.01 Par Value, 1,000 Shares Authorized;	
100 Shares Issued and Outstanding	1
Additional Paid-in Capital	354,777
Accumulated Deficit	(335,413)
Total Shareholder's Capital	19,365

TOTAL LIABILITIES AND SHAREHOLDER'S CAPITAL	$ 32,899

The accompanying notes are an integral part of the statement of financial condition.

2

THE HOGAN COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Hogan Company (the Company) is a Minnesota corporation and a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of The Hogan Group (the "Parent Company").

The Company was incorporated on April 24, 2002 and commenced operations in January 2003.

The Company is engaged in investment banking and financial advisory services and provides merger and acquisition and financial restructuring services.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. As of December 31, 2011, there were no accounting estimates.

Fee Revenue

Fee revenue includes retainer fees earned from investment banking and financial advisory services at the time an agreement is signed. Retainer fees are earned when the contract is signed.

Transaction fees from providing private placements, merger and acquisition advisory services are earned at the time such transactions are completed.

Income Taxes

The Company has elected to have its income taxed to its shareholder under Subchapter S of the Internal Revenue Code. Therefore, the accompanying financial statements do not include a provision for income taxes.

The Company reviews income tax positions taken or expected to be taken in income tax returns to determine if there are any income tax uncertainties. This includes positions that the entity is not subject to income taxes as a pass-through entity. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by taxing authorities, based on the technical merits of the positions. For any uncertain tax position, the tax benefit recognized is measured at the largest amount of the benefit that carries a greater than 50% likelihood of being realized upon settlement. The Company has identified no income tax uncertainties.

The Company's federal and state income tax returns are open to examination for tax years 2008 through 2010.

THE HOGAN COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated subsequent events through February 18, 2012, the date the financial statements were available to be issued, and is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent Company. Expenses charged to operations in connection with this expense sharing agreement during 2011 were $43,458.

The Company also has an Office and Administrative Services Agreement with its Parent Company that allows the Parent Company to charge the Company an additional amount of up to 80% of the Monthly Adjusted Net Operating Revenue, as defined in the Agreement. The amount charged to operations and remitted to its Parent Company under this Agreement during 2011 was $28,635.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $11,118, which was $6,118 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1.

NOTE 4 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.